Delisting Determination, The Nasdaq Stock Market, LLC, October 12, 2023, Humanigen, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Humanigen, Inc., effective at the opening of the trading session on October 23, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staff determination on February 21, 2023.
On February 27, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. The Company received an additional delist determination letter for its failure to meet the requirement in Listing Rule 5550(b)(2) on April 5, 2023. A Panel hearing was held on
April 6, 2023. On April 18, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. Based on the Company failure to meet the terms of the exception, on July 24, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on July 26, 2023.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on September 7, 2023.